SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Telemat Celular S.A.

 Appraisal of Shareholders' Equity at Market Value

Confidential

June 2004

This document must not be distributed to third parties

Confidential

To the Board of Directors of

Telemat Celular S.A.

June 10, 2004

Attention: Mr. Luis André C. Blanco

Dear Sir,

Telemat Celular S.A. Appraisal Report

Under the terms of our contract for the provision of KPMG's professional services dated March 29, 2004, we have appraised the Shareholders' Equity of Telemat Celular S.A. at market value, according to the attached report.

We consider that the delivery of this report totally completes the services that were the object of the abovementioned contract.

We remain grateful for the opportunity of being of service to you in this matter.

Sincerely,

André Castello Branco

Partner

Luis Augusto Motta

Director

Contents

Abbreviations

1 Introduction

2 Objective

3 Sources of Information

4 Subsequent Events

5 Methodology and Scope

6 Parameters adopted for the adjustment of assets liable for appraisal at market value

7 Conclusion

Attachment I - Calculation of the market value of the Shareholder's Equity of Telemat Celular S.A.

Abbreviations

Telemat or Company	Telemat Celular S.A.
TCO and Controlled Corporations	Tele Centro Oeste Celular Participações S.A.; Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A.; Norte Brasil Telecom S.A., and TCO IP
TCP	Telesp Celular Participações S.A.
Bacen	Central Bank of Brazil
CDI	Interbank Certificate of Deposit
ICMS	Tax levied on the Circulation of Goods and Services
Consult	Consult Soluções Patrimoniais
DTT	Deloitte Touche Tohmatsu

1 Introduction

1.1         Telemat is a closed capital corporation controlled by Tele Centro Oeste Celular Participações S.A. (99.54% of the voting capital and 97.90% of total capital).

1.2         Telemat explores services of mobile cellular telephony, including the necessary or useful activities for the execution of such services, in compliance with the authorization it was granted, operating in the area Acre, with an authorization period valid until March 3, 2009.

1.3         According to the relevant fact of May 14, 2004, the Board of TCP, of TCO and controlled corporations approved (with the exception of TCO IP and NBT), a corporate restructuring of TCO and its controlled corporations (with the exception of TCO IP and NBT) which, among other objectives, also approaches the incorporation of shares of such controlled corporations in TCO.

1.4         Due to the incorporation of shares, we were hired to carry out the appraisal of Telemat at market value, of its assets, with the purpose of complying with, when applicable, the provisions applicable in the calculation of the relations of substitution of shares anticipated in Article 264 of Law no 6.404, dated December 15, 1976, changed by Law no 9.457, dated May 05, 1997.

2 Objective

2.1         According to the terms of our contract for the provision of professional services dated March 24, 2004, we carried out the independent appraisal at market value of the assets of Telemat, with the purpose of complying with, when applicable, the provisions applicable in the calculation of the relations of substitution of shares anticipated in Article 264 of Law no 6.404, dated December 15, 1976, changed by Law no 9.457, dated May 05, 1997.

3 Sources of Information

3.1         The information was collected from the quarterly TCO statement dated March 31, 2004 reviewed by independent auditors and partial balance sheets of the same base date of Telemat.

3.2         Certain adjustments were carried out on the quarterly information based on the auditing of the consolidated statement of TCO done by its independent auditors on base date April 30, 2004, retroactive to March 31, 2004, according to letter from DTT to KPMG Corporate Finance.

3.3         The work also was based on interviews with the Administration of TCO, management data, and additional information, written or verbal, provided by the Administration of TCO and on projections of economic indicators available by BACEN1 in its website.

3.4         We also stress that this report is not an audit of the financial statements utilized, nor of any other data contained herein and must not, therefore, be interpreted as such.

1 BACEN Website, www.bacen.gov, in the section Expectativas de mercado.

4 Subsequent Events

4.1         We emphasize that the appraisal does not reflect any events subsequent to this report's date of issue. In addition, any relevant facts occurring between the appraisal's base date and this document's date of issue and not brought to the attention of KPMG Corporate Finance may affect the value obtained by the appraisal.

4.2         Eventual relevant changes of Brazilian macro-economic factors after the base date may also impact the results herein.

4.3         KPMG Corporate Finance was not hired to update this report after its date of issue.

4.4         KPMG Corporate Finance is not aware of any event in Telemat's operations until the date of the issuance of this report that may affect the results of this appraisal.

5 Methodology and Scope

5.1         The methodology of adjusted shareholder's equity at market value was applied for calculating the market value of Telemat considering, the assets and liabilities recorded in its financial statements dated March 31, 2004.

5.2         The application of the methodology begins with the book value of the accounted assets and liabilities, some of which are require adjustments to reflect their probable realization values. The result of the application of this method may offer an initial starting point for estimating the value of a company, as well as a useful comparison base with the results of other methodologies.

5.3         The methodology and scope of this appraisal intended to value an ongoing corporation. Thus, some costs arising from expenses normally incurred in during the realization of assets or the payment of liabilities (brokerages, commissions, among others), as well as those arising from company bankruptcies or liquidations, such as rescissions, judicial disputes and the hiring of third-parties (lawyers, advisors etc.) were not considered in our calculations.

5.4         In summary, the following procedures were adopted for the application of this methodology:

▪     Reading and analysis of Telemat's partial balance sheets;

▪     Analysis of the assets and liabilities accounts recorded in Telemat's asset statement, to identify the items susceptible to adjustments, as well as the calculation of their probable market values;

▪     Adjustment of the fixed assets of the Company by their respective market values based on the assessment opinion prepared by the specialized engineering company Consult Soluções Patrimoniais.

▪     Discussion with TCO's independent auditors on the adjustments they proposed for the Company's financial statements dated March 31, 2004 based on the auditing results auditoria carried out by the auditors on consolidated TCO with base date of April 30, 2004.

▪     Calculation of the tax effects (income tax and social contribution) on the increased and reduced values resulting from this assessment.

▪     Calculation of the market value of Telemat's shareholders' equity (Attachment I).

5.5         For purposes of exchange relation, according to provisions in the current legislation, we did not consider the tax credit values originating from taking advantage of the overprice of R$ 3,313 thousand (three million, three hundred and thirteen thousand reais) of the result of this appraisal.

5.6         The procedures applied for adjusting the assets susceptible to evaluation at market values are described in Chapter 6 of this report.

5.7         It is worth pointing out that the following items were not the object of out work: the identification and assessment of intangible assets of the Company that were not recorded in the financial statements, nor the identification and quanticizing of liabilities not recorded nor revealed by the Administration of the Company.

6 Parameters adopted for the adjustment of assets liable for appraisal at market value

 6.1         Below, we describe the parameters used for calculating the market value of Telemat's assets and liabilities.

Main adjustments obtained though the discussion of the audit results of consolidated TCO on the base date of April 30, 2004, retroactive to the financial statements of Telemat on March 31, 2004

6.2         Based on our discussions with TCO's independent auditors, we were informed through a letter dated May 25, 2004, of the following main adjustments varied out in the asset statement of Telemat.

Increase of the Provision for losses due to disputes from clients	(743)
Increase of R$ 105 thousand in other assets	105
Actual x Estimated (revenues cycle 38): Increase of R$ 362 thousand in Accounts Receivable	362
Complement of the provision for obsolescence: Reduction of R$ 68 thousand in merchandise inventories	(68)
Reduction of R$ 7 thousand in Accounts Receivable from debt installments	(7)
Difference between estimated and actual revenues: Increase of R$ 922 thousand in Accounts Receivable	922
PIS and COFINS w/ adjustment of estimated revenues: Reduction of R$ 47 thousand in payable PIS and Cofins	(47)
Increase of R$ 84 thousand in the ICMS account to be paid over the adjustment in revenues	84
Fiscal effects of the above adjustments: Increase of R$ 207 thousand in the provision of payable income tax	(207)
Total	402

 Accounts receivable from customers

 6.3         Introduction: Comprises amounts to be received for services provided and goods sold by Telemat, including billed and unbilled amounts, adjusted in line with "Provisions for Doubtful Accounts".

6.4         Billed Amounts: This account refers to services provided and goods sold by Telemat whose invoices had been issued up to the appraisal base date:

▪     Billed Telecommunications Services - refers to services provided by Telemat, whose issued invoices were still unpaid on March 31, 2004, including the sub-account "Payment of Debts in Installments."

▪      Network usage rates - refers to the rates charged by Telemat for the use of their telephony networks by other telecommunications firms.

▪     Sale of Goods - refers to the sale of handsets and cell-phone accessories to Telemat's distributors, as well as to its own retail outlets, for selling to final consumers.

6.5         Amounts to be Billed: This account refers to services provided by Telemat, whose invoices had not been issued by the appraisal base date.

6.6         Criteria for the Adjustments: Billed Amounts

▪      Billed Telecommunications Services - For calculating its market value we used historic receiving percentages of Telemat based on management reports received from TCO's administration and the calculation of the present value of these projected receivables based on the projected CDI for the period (Source: Bacen)

▪     Network usage rates - For calculating its market value, we adopted the following criteria: (i) For the non-disputed amount, considering that the flow of receivable actually occurs totally within the month subsequent to billing, we considered that its market value is equivalent to the book value; (ii) for the disputed amounts, we used a history of receivables, based on a study carried out by Telemat's Administration, and the calculation of the present value of these receivables, based on the projected CDI for the period (Source: Bacen)

▪     Sale of goods - Considering that all such receivables are totally paid in the month subsequent to their billing, their market value was considered as equal to their book value.

6.7         Criteria for the Adjustments: Values Pending Billing - For the calculation of their market value, we used a criteria identical to those of the billed values based on the historic percentage of receivables of Telemat and the calculation of the present value of these receivables, based on projected CDI for the period (Source: Bacen).

6.8         Value of the Adjustment: Reduction of R$ 1,643 thousand (one million, six hundred and forty three thousand reais) in the accounts receivable of Telemat.

Recoverable Taxes

Recoverable ICMS

6.9         Criteria for the Adjustments: The recoverable ICMS over purchases of the fixed assets of Telemat was discounted on the present value according to its realization periods, based on projected the CDI for the period (Source: Bacen).

6.10     Value of the Adjustment: Reduction of R$ 375 thousand (three hundred and seventy five thousand reais) in Telemat's Recoverable Taxes account.

 Deferred Income tax and Social Contributions

Tax Credits Referring to Overprice in Acquisitions

6.11     Criteria for the Adjustments: According to our earlier mention, for purposes of exchange relation, the deferred income tax and social contribution values referring to the overprice recorded in the investments account maintained in Telemat were adjusted to reflect the exclusion of the overprice special reserve of the Company's shareholders' equity.

6.12     Value of the Adjustment: Reduction of R$ 4.417 thousand (four million, four hundred and seventeen thousand reais) in Telemat's Recoverable Taxes account.

Deferred Taxes - Fiscal Impact on the Adjustments Made - Capital Loss

6.13     Considering that part of the adjustments made to Telemat's shareholders' equity would result in a tax-deductible loss, the tax and contribution credits should be considered as a positive factor of these adjustments. This is because the realization of the appraised assets and liabilities would result in a loss that would generate more tax credits for these companies than those to which they are presently entitled.

6.14     Therefore, we identified each adjustment individually and divided them into those corresponding to an expense and those corresponding to revenue and further classified them as operational or non-operating (pursuant to the definition of a non-operating result contained in Law 9.249/95).

6.15     Taking only those adjustments constituting tax-deductible expenses and/or taxable revenues, we obtained a deductible loss that will become a tax-loss carry-forward. Such a loss, when operational in nature, was added to the existing losses, considering the expectations of realization provided by the Company. The present value of this loss was considered as an additional tax credit for this Company.

6.16     As a result, the fiscal impact (tax credits) of the above adjustments was calculated and accounted under "Deferred Income Tax" and Deferred Social Contribution".

6.17     Value of the Adjustment:

▪      Reduction of R$ 86 thousand (eighty six thousand reais) in Telemat's Recoverable Income Tax account.

▪     Reduction of R$ 31 thousand (thirty one thousand reais) in Telemat's Recoverable Social Contribution Tax account.

Investments

Other Investments

6.18     Criteria for the Adjustments: Other investments of Telemat were scrutinized to assess its possible realization. Investments considered non-realizable had their book balances made void.

6.19     Value of the Adjustment: Reduction of R$ 50 thousand (fifty thousand reais) in the Other Investments account of Telemat.

Fixed Assets

6.20     Criteria for the Adjustments: Appraised at market value of March 31, 2003, through an Expert Appraisal Opinion prepared by Consult.

6.21     Value of the Adjustment: Increase of R$ 416 thousand (four hundred and sixteen thousand reais) in the Fixed Assets account of Telemat.

Social Charges

 6.22     Criteria for the Adjustments: Discount of the present value according to their periods of realization, based on the projected CDI for the period (Source: Bacen).

6.23     Value of the Adjustment: Reduction of R$ 6 thousand (six thousand reais) in Telemat's Social Charges account.

Suppliers

6.24     Criteria for the Adjustments: Discount of the present value according to their periods of realization, based on the projected CDI for the period (Source: Bacen).

6.25     Value of the Adjustment: Reduction of R$ 96 thousand (ninety six thousand reais) in the Suppliers account of Telemat.

Dividends and Interest Payable on Own Capital

6.26     Criteria for the Adjustments: Discount of the present value according to their periods of realization, based on the projected CDI for the period (Source: Bacen).

6.27     Value of the Adjustment: Reduction of R$ 1,912 thousand (one million, nine hundred and twelve thousand reais) in the Dividends Payable account of Telemat.

Remaining Goods, Rights and Obligations not Appraisable by Market Prices

6.28     These are items that by their nature, already are defined by their probable realization values.

7 Conclusion

 7.1         Based on the objective and scope of this appraisal, the market value of Telemat's shareholder's equity on March 31, 2004 is of R$ 302,646 mil (three hundred and two million, six hundred and forty six thousand reais), which corresponds to R$ 425.62 (four hundred, twenty five reais and sixty two cents) per share.

7.2         The market values of the goods that are part of the fixed assets of Telemat were not subjected to appraisal by KPMG Corporate Finance. We limited our task in compiling the amounts reported in the Expert Appraisal Opinion issued by Consult for this purpose.

7.3         A complete understanding of the conclusion of this report can only be obtained if it and its attachments are read in their entirety. No conclusions should therefore be drawn from a partial reading.

7.4         KPMG Corporate Finance declares, for the duly purposes, that it does not have any direct or indirect interests in the Company, and additionally, in the operation for which this document is intended.

7.5         Also, it states that it did not suffer any type of limitation in carrying out this job by the controllers and of the administrators of TCO.

7.6         KPMG Corporate Finance was not hired to update this report after its date of issue.

Attachment I

Calculation of the market value of the Shareholder's Equity of Telemat Celular S.A.

Adjustments carried out in the shareholder's equity of Telemat Celular S.A.

Book shareholder's equity on March 31, 2004	306.418
Main adjustments identified by the independent auditors of TCO in the auditing of the consolidated of this company relative to March 31, 2004	402
Book shareholder's equity on March 31, 2004 after adjustments R$ thousand	306.819
Assets
Accounts receivable from customers	(1.643)
Recoverable Taxes	(4.909)
Investments	(50)
Fixed Assets	416

Liabilities
Social Charges	6
Suppliers	96
Dividends and Interest Payable on Own Capital	1.912
Market shareholder's equity on March 31, 2004	302.646

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.